SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                      0-18902
                                                                 ---------------
                                                                  CUSIP NUMBER

                                                                  421935 10 7
                                                                 ---------------
(Check One):  [  ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [  ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

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                  For Period Ended:
                  [X] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: December 31, 1999
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Full Name of Registrant
         Health Risk Management, Inc.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
              10900 Hampshire Avenue S.
City, State and Zip Code
               Minneapolis, Minnesota  55438
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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[ X ] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant recently changed its fiscal year from June 30 to December 31. As a result of the need for staffing and information processing during the first three months of the calendar year rather than the last half of the summer months, as had previously been the case, unanticipated problems occurred in completing the Company's financial statements and preparing the Transition Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Thomas P. Clark                              (612)       829-3755
            (Name)                                (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).      [ X ] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                          [ * ] Yes [ * ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         *Resolution of certain financial information may affect the results of operations for the transition period ended December 31, 1999. Because of additional information retrieval, analyses and procedures still in process, certain financial and accounting issues are yet to be resolved that make it impossible to reasonably quantify or estimate the level of significance such resolution may have on the results of operations.


                          HEALTH RISK MANAGEMENT, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 31, 2000              By       /s/ Thomas P. Clark
                                     Thomas P. Clark, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).